FILED BY HEI, INC. PURSUANT TO
                                        RULE 425 UNDER THE SECURITIES ACT
                                        OF 1933 AND DEEMED FILED PURSUANT
                                        TO RULES 14A-12 AND 14D-2 OF THE
                                        SECURITIES EXCHANGE ACT OF 1934

                                        COMMISSION FILE NO.: 000-12471
                                        SUBJECT COMPANY:  COLORADO MEDTECH, INC.

FOR IMMEDIATE RELEASE
---------------------

            HEI, INC. ANNOUNCES INTENTION TO COMMENCE EXCHANGE OFFER
            --------------------------------------------------------
                       TO ACQUIRE COLORADO MEDTECH, INC.
                       ---------------------------------

MINNEAPOLIS - September 11, 2000 - HEI, Inc. (Nasdaq: HEII) said today that it has made a proposal to Colorado MEDtech, Inc. (Nasdaq: CMED) of Boulder, Colorado that HEI acquire Colorado MEDtech in an exchange offer and subsequent merger. Pursuant to the proposal, Colorado MEDtech shareholders would tender each of their shares for a number of shares of HEI common stock having a value of $12.00, up to a maximum of an aggregate of 8.5 million HEI shares to be issued in the exchange offer and merger. Based on the stock price of Colorado MEDtech at the time of this announcement, this would represent a 41% premium over Colorado MEDtech's current stock price.

In a letter to Colorado MEDtech, Anthony J. Fant, Chairman and CEO of HEI, said that HEI desired to acquire Colorado MEDtech in a negotiated transaction but would still proceed with an exchange offer even in the absence of a negotiated agreement. A copy of the letter from Mr. Fant to Colorado MEDtech is attached to this press release.

The exchange offer will be subject to certain conditions, including those specified in Mr. Fant's letter to Colorado MEDtech. The complete details of HEI's exchange offer will be set forth in a filing to be made with the Securities and Exchange Commission.

In a press release earlier today, HEI announced that it had acquired approximately 9.9% of the common stock of Colorado MEDtech from Mr. Fant.

HEI specializes in the custom design and manufacture of high performance, ultraminiature microelectronic devices and high-technology products incorporating those devices. HEI contributes to its customers' competitiveness in the hearing, medical, communications, wireless smart cards, other RF applications, and industrial markets through innovative design solutions and by the application of state-of-the-art materials, processes and manufacturing capabilities.

Colorado MEDtech is a leading full-service provider of advanced medical products and comprehensive outsourcing services.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF COLORADO MEDTECH COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY COLORADO MEDTECH COMMON STOCK WILL ONLY BE MADE PURSUANT TO A PROSPECTUS AND RELATED MATERIALS THAT HEI EXPECTS TO SEND TO COLORADO MEDTECH SHAREHOLDERS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE EFFECTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOT SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS MATERIAL ALSO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THOSE MATERIALS, WHICH WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH EXCHANGE OFFER.

IN CONNECTION WITH THE EXCHANGE OFFER DESCRIBED IN THIS NEWS RELEASE, HEI MAY SOLICIT PROXIES FROM ITS SHAREHOLDERS TO APPROVE THE ISSUANCE OF STOCK IN THE EXCHANGE OFFER AND FROM THE SHAREHOLDERS OF COLORADO MEDTECH TO CAUSE THE ELECTION OF A NEW SLATE OF COLORADO MEDTECH DIRECTORS. THE PARTICIPANTS TO THE SOLICITATION OF HEI SHAREHOLDERS WILL INCLUDE HEI AND EACH OF THE MEMBERS OF THE HEI BOARD OF DIRECTORS, ANTHONY FANT, ED FINCH, MACK TRAYNOR, STEVE TONDERA AND DAVID ORTLEIB. THE PARTICIPANTS IN THE SOLICITATION OF COLORADO MEDTECH SHAREHOLDERS WILL INCLUDE HEI AND MR. FANT. HEI IS THE BENEFICIAL OWNER OF APPROXIMATELY 9.9% OF THE OUTSTANDING SHARES OF COMMON STOCK OF COLORADO MEDTECH. IN THE EVENT THAT THE EXCHANGE OFFER IS NOT SUCCESSFUL AND HEI SELLS ITS SHARES OF COMMON STOCK OF COLORADO MEDTECH TO AN UNAFFILIATED THIRD PARTY, ANTHONY FANT, HEI'S CHAIRMAN OF THE BOARD, WILL RECEIVE A PORTION OF THE PROCEEDS OF SUCH SALE. HEI EXPECTS TO FILE PROXY STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING SUCH SOLICITATIONS. HEI AND COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THE RESPECTIVE PROXY STATEMENTS, WHEN THEY ARE AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION WITH RESPECT TO ANY SUCH SOLICITATION.

HEI AND COLORADO MEDTECH SHAREHOLDERS WILL BE ABLE TO OBTAIN THE PROSPECTUS, THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THE PROXY STATEMENTS REFERRED TO ABOVE, WHEN FILED BY THE COMPANY WITH THE COMMISSION, FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO BEACON HILL PARTNERS AT (212) 843-8500.

FORWARD LOOKING INFORMATION
---------------------------

Information in this news release, which is not historical, includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release are forward looking statements. All of such forward-looking statements involve risks and uncertainties including, without limitation, adverse business or market conditions, the ability of HEI to secure and satisfy customers, the availability and cost of materials from HEI's suppliers, adverse competitive developments, change in or cancellation of customer requirements, and other risks detailed from time to time in HEI's SEC filings.


CONTACT: Anthony J. Fant, CEO, (952) 443-2500 or Richard Grubaugh of Beacon Hill Partners, (212) 843-8500.

                               September 11, 2000

Mr. Stephen Onody
President and CEO
Colorado MEDtech, Inc.
6175 Longbow Drive
Boulder, Colorado

Dear Mr. Onody:

                     Based on our review of your business and operations we believe that combining HEI, Inc. (HEI) and Colorado MEDtech makes a tremendous amount of sense for our respective shareholders, organizations and customers.

                     For this reason, I am extremely pleased, on behalf of the HEI Board of Directors, to propose an exchange offer whereby a newly-formed subsidiary of HEI would offer to acquire all of the outstanding capital stock of Colorado MEDtech, and subsequently merge with Colorado MEDtech. Pursuant to the proposal, Colorado MEDtech shareholders would tender each of their shares for a number of shares of common stock of HEI having a value of $12.00, up to a maximum of an aggregate of 8.5 million HEI shares to be issued in the exchange offer and merger. Based on the stock price of Colorado MEDtech at the time of this letter, this would represent a 41% premium over Colorado MEDtech's current stock price.

                     This proposal is subject to certain conditions, including but not limited to redemption of Colorado MEDtech's "poison pill," satisfaction of a minimum tender condition and approval of this transaction by the Colorado MEDtech Board of Directors. The transaction would also be subject to receipt of the necessary approvals of HEI shareholders for the issuance of HEI shares in the exchange offer and merger, which we anticipate would be obtained in a timely manner. In this regard, I point out that I own or control over 30% of the HEI voting stock. The complete details of HEI's exchange offer will be set forth in a filing to be made with the Securities and Exchange Commission.

                     We anticipate offering key managers of Colorado MEDtech a significant continuing role in the operation and ownership of Colorado MEDtech's business and are prepared to negotiate with you regarding the same.

                     We believe that combining our companies represents an extraordinary opportunity for all of our shareholders. However, because we view the combination of our companies as important to HEI's business plans and the best means available for Colorado MEDtech's shareholders to maximize the value of their shares, we are committed to pursuing a transaction even in the absence of a negotiated agreement.

                     Your proposal to meet next Wednesday is appreciated; however, due to the obvious importance of our proposal to our respective companies and your shareholders, we believe an earlier meeting is more appropriate. Our exchange offer will be commenced at the earliest practicable date and we are prepared to meet with you anytime to pursue our discussions.


                     I look forward to hearing from you.



                                                    Very truly yours,

                                                    /s/ Anthony J. Fant

                                                    Anthony J. Fant
                                                    Chief Executive Officer

cc:  The Board of Directors,
     Colorado MEDtech, Inc.
















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